Exhibit E

ADAMSMARK, L.P.

750 SOUTH CHURCH STREET

SUITE B

MURFREESBORO, TENNESSEE  37130

NOVEMBER 16, 2006

Dear __________________:

This letter amends and restates the letter, dated November 16, 2006, that I previously sent to you regarding the subject matter discussed below.  The original letter shall have no further force or effect.

As you know, I have discussed with you your potential participation in the possible acquisition of National Health Investors, Inc., a Maryland corporation (the “Company”).  I have delivered to you a copy of a Schedule 13D, as amended to date, that was filed by Andy Adams and certain of his family members and affiliates (collectively, the “Proponents”).  This letter sets forth the terms pursuant to which  you have agreed in principle to participate in the proposed transaction (the “Proposal”).

1.

Merger.  You and each other stockholder of the Company who is invited and agrees to participate as a “Designated Stockholder” would organize an entity (the “Acquisition Entity”) and contribute shares of common stock of the Company (“Company Common Stock”) to the Acquisition Entity in exchange for shares of preferred stock or common stock of the  Acquisition Entity, in such proportion as each Designated Stockholder elects.  Subsequently, the Acquisition Entity would merge (the “Merger”) into the Company, with the Company being the surviving entity (the “Surviving Entity”) and continuing its status as a REIT.  In the Merger, (a) each share of Company Common Stock, other than those held by the Acquisition Entity (which would be cancelled), would be converted into $33.00 in cash or one share of preferred stock of the Surviving Entity (the “Surviving Entity Preferred Stock”), as determined by each holder of Company Common Stock (collectively, the “Merger Consideration”), and (b) each share of  preferred stock and common stock of the Acquisition Entity would be converted into one share of Surviving Entity Preferred Stock and common stock of the Surviving Entity (the “Surviving Entity Common Stock”), respectively, as described below.  Except for those stockholders of the Company who elect to receive cash in the Merger, if any of the transactions described in this letter would result in the stockholders of the Company paying any current taxes, such stockholders will receive a cash distribution in an amount sufficient to pay such taxes.

2.

UPREIT.  Concurrently with the Merger, the Company would transfer all of its assets and liabilities to an newly organized limited partnership (the “UPREIT”) in exchange for limited partnership interests in the UPREIT.  The UPREIT’s general partner would be an entity controlled by Andy Adams.  Certain of the Proponents would use the cash that they receive in exchange for their shares of Company Common Stock in the Merger (other than any shares of Company Common Stock they may elect to contribute to the Acquisition Entity) to purchase limited partnership interests in the UPREIT.  As the result of these transactions, (a) all of the assets and liabilities of the Company before the Merger would be owned by the UPREIT, (b) the

UPREIT would be owned by the Surviving Entity and certain of the Proponents as limited partners and an entity controlled by Andy Adams as the general partner, and (c) the Surviving Entity would be owned by the Designated Stockholders and any stockholders of the Company that elect to receive shares of Surviving Entity Preferred Stock.  The Surviving Entity Common Stock would not be publicly traded.  Unless the Surviving Entity Preferred Stock is held by 500 or more holders, which is not now anticipated, the Surviving Entity Preferred Stock would not be publicly traded.  If the Surviving Entity Preferred Stock is held by 500 or more holders, it would be required to be registered under the Securities Exchange Act of 1934.

3.

Terms of Surviving Entity Capital Stock.

a.

The Surviving Entity Preferred Stock would be entitled to an annual dividend of $2.25 per share (but no other dividend or distribution) and would be convertible at the holder’s option into shares of Surviving Entity Common Stock (i) at any time on or prior to December 31, 2007 at a conversion premium of $0.25 or 0.00758% (i.e., at the rate of 0.9925 of a share of Surviving Entity Common Stock for each share of Surviving Entity Preferred Stock) and (ii) at any time after December 31, 2007 at a conversion premium of 15% (i.e., at the rate of 0.8696 of a share of Surviving Entity Common Stock for each share of Surviving Entity Preferred Stock).  In addition, the Surviving Entity Preferred Stock would be subject to mandatory redemption or repurchase by the Surviving Entity on December 31, 2027 for the sum of $33.00 per share plus all then accrued and unpaid dividends.  The Surviving Entity Preferred Stock would have a preference over all other shares of capital stock of the Surviving Entity as to dividends and upon liquidation (at a liquidation value of $33.00 per share), would not be entitled to any voting rights except as provided by law and, unless the number of holders of the Surviving Entity Preferred Stock equals or exceeds 500 (which is not now anticipated), would not be transferable except to the Surviving Entity or any other stockholder of the Surviving Entity or by operation of law.

b.

The Surviving Entity Common Stock would be entitled to voting rights as to all matters submitted to the stockholders of the Surviving Entity, but would not be entitled to any guaranteed annual dividend or other payment, would be subordinate to the Surviving Entity Preferred Stock upon liquidation and would not be transferable except to the Surviving Entity or any other stockholder of the Surviving Entity or by operation of law.

4.

Conditions.  Consummation of the transactions contemplated by the Proposal is subject to (a) sufficient third party financing on terms acceptable to certain of the Proponents, (b) the participation of Designated Stockholders owning a minimum of 10% of the outstanding shares of Company Common Stock, (c) the approval of a special committee of the Board of Directors of the Company, (d) the approval of the holders of at least two-thirds of the outstanding shares of Company Common Stock, and (e) the execution of definitive documentation, including a merger agreement acceptable to the Company and certain of the Proponents.

5.

Commitment.  By entering into this letter agreement as a Designated Stockholder, you understand that you are committing to participate in the Proposal, provided that if the terms and conditions of the Proposal should change in any material respect (it being understood that any change in the price per share payable in the Merger will deemed to be material), you shall have the right to withdraw your commitment, by notice to Andy Adams.  Furthermore, you shall have the right to withdraw your commitment if the Acquisition Entity has not been organized by March 1, 2007.  You agree to file a Schedule 13D or join in the filing of the Proponents’ Schedule 13D and amendments thereto in connection with the Proposal and, if joining in the Proponents’ Schedule 13D, to provide information required to file such Schedule 13D and any amendments thereto.

Please sign and date this letter in the space provided below to confirm the agreements reflected above and return a signed copy to the undersigned.

AdamsMark, L.P.

By:

__________________________________

W. Andrew Adams, General Partner

I agree to participate as a Designated Stockholder as described above by committing to not convert into cash in the Merger ___________ number of shares of Company Common Stock.

Total Number of shares of Company Common Stock I Presently Own:  ___________________

Legal Entity Name:___________________________ (if needed)

Signature:___________________________________

Printed Name:________________________________

Title:_______________________________________

Effective Date:  December 1, 2006